[Date, Month, Year] [Recipient’s name Recipient’s address Street Town Postcode Country

Filed by Nokia Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Infinera Corporation

Commission File No.: 001-33486

Dear Recipient’s name

[Firstname Lastname] [Job title] [Business function]	In recent years, Nokia and Infinera have both made good progress in our respective optical portfolios. Now we believe the time is right to come together, in a move that will create a dynamic player in optical networks, with all the customer-focused benefits you might associate with such an increase in scale and reach.

Direct mobile: +[Insert number] Direct office: +[Insert number] Direct fax: +[Insert number] [firstname.lastname@nokia.com]	The combined business will have significant in-house capabilities, including an expanded digital signal processor (DSP) development team, expertise across silicon photonics and indium phosphide-based semiconductor material sciences, and deeper competency in photonic integrated circuit (PIC) technology. The result will be a strong innovative player in optics with a deep and diverse pool of optical networking talent and expertise.

Nokia [Insert local legal entity here] Office Address: [Insert office address] [Insert office address] [Insert office address]	The companies are a good fit, with limited overlap in terms of customer base. Infinera has a solid presence in the North American market, which represents around 60% of its sales, complementing Nokia’s strengths in EMEA, APAC and LATAM. Thus, the deal is further evidence of Network Infrastructure’s ongoing commitment to the North American market while enabling us to boost our offerings to customers worldwide by creating a truly global player, with the scale to bring technology leadership to every geography.

Legal Address: Nokia Oyj Karakaari 7

Our segment focus is also highly complementary. Infinera will help us to accelerate our progress in enterprise and webscale markets (around 30% of its business), to complement our strengths in the CSP business. As well as helping support Nokia’s stated goal of expanding in these segments, we expect the acquisition to power innovation investments that will benefit all our customers.

Further, the complementary nature of the customer base means that the integration, once the deal closes, can be done swiftly, limiting any disruption to our people and customers.

02610 Espoo Finland VAT ID: FI01120389 Business Entity Code 0112038-9	Separately, the companies have long respected each other as competitors in the market. Together, we find the logic of combination irresistible. We see a good cultural, intellectual, and personality fit between our organizations, both of which are dedicated to innovation and quality, focused on customer satisfaction and business success, and obsessed with pushing back the limits of physics in optical networks.

1 / 4	nokia.com	© 2024 Nokia

This is an exciting time for Nokia and – particularly – the Network Infrastructure Optical Networks team. Nevertheless, we know that there is some way to go until full closure of the deal and integration of the companies and, until then, we continue with “business as usual”. Nokia and Infinera remain competitors. We are in no way distracted by these developments, but remain entirely focused on our customers, and on your business.

I thank you for your support and would like to assure you, as always, of my attention. Please don’t hesitate to contact me or any member of my team if you have any questions.

Best regards,

Account team head

2 / 4	nokia.com	© 2024 Nokia

Additional Information and Where to Find It

Infinera Corporation (“Infinera”), the members of Infinera’s board of directors and certain of Infinera’s executive officers are participants in the solicitation of proxies from stockholders in connection with the pending acquisition of Infinera (the “Transaction”). In connection with the Transaction, Nokia Corporation (“Nokia”) intends to file with the SEC a registration statement on Form F-4 that will include a proxy statement of Infinera and that also will constitute a prospectus of Nokia with respect to shares of Nokia’s ordinary shares to be issued in the Transaction, which will be represented by American depositary shares (such registration statement, the “Proxy Statement/Prospectus”).

Christine Bucklin, Greg Dougherty, David Heard, Sharon Holt, Roop Lakkaraju, Paul Milbury, Amy Rice, George Riedel and David Welch, all of whom are members of Infinera’s board of directors, and Nancy Erba, Infinera’s chief financial officer, are participants in Infinera’s solicitation. Information regarding such participants, including their direct or indirect interests, by security holdings or otherwise, will be included in the Proxy Statement/Prospectus and other relevant documents to be filed with the SEC in connection with the Transaction. Additional information about such participants is available under the captions “Our Board of Directors,” “Our Pay” and “Our Stockholders—Security Ownership of Certain Beneficial Owners and Management” in Infinera’s definitive proxy statement in connection with its 2024 Annual Meeting of Stockholders (the “2024 Proxy Statement”), which was filed with the SEC on May 17, 2024 (which is available at https://www.sec.gov/ix?doc=/Archives/edgar/data/1138639/000113863924000128/infn-20240517.htm), as amended on June 4, 2024 (available at https://www.sec.gov/Archives/edgar/data/1138639/000113863924000162/infn2024proxystatementdef1.htm). To the extent that holdings of Infinera’s securities have changed since the amounts printed in the 2024 Proxy Statement, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC (which are available at https://www.sec.gov/cgi-bin/own-disp?action=getissuer&CIK=0001138639). Information regarding Infinera’s transactions with related persons is set forth in the 2024 Proxy Statement under the caption “Certain Relationships and Related Party Transactions.” Certain illustrative information regarding the payments to that may be owed, and the circumstances in which they may be owed, by Infinera to its named executive officers in a change of control of Infinera is set forth in the 2024 Proxy Statement under the caption “Estimated Payments and Benefits Upon Termination, Change of Control or Death/Disability.”

Promptly after the Proxy Statement/Prospectus is declared effective by the SEC, Infinera will mail the Proxy Statement/Prospectus and a WHITE proxy card to each stockholder entitled to vote at the special meeting to consider the Transaction. BEFORE MAKING ANY VOTING OR INVESTMENT DECISION, SECURITY HOLDERS OF INFINERA AND NOKIA ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS (INCLUDING ANY AMENDMENTS OR SUPPLEMENTS THERETO) AND ANY OTHER RELEVANT DOCUMENTS THAT INFINERA OR NOKIA WILL FILE WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT INFINERA, NOKIA AND THE TRANSACTION.

Stockholders may obtain free of charge, when filed, the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera or Nokia with the SEC in connection with the Transaction at the SEC’s website (http://www.sec.gov). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Infinera with the SEC in connection with the Transaction will also be available, free of charge, at Infinera’s investor relations website (https://investors.Infinera.com/), or by emailing Infinera’s investor relations department (apassi@Infinera.com). Copies of the Proxy Statement/Prospectus, any amendments or supplements thereto, and any other relevant documents filed by Nokia with the SEC in connection with the Transaction will also be available, free of charge, at Nokia’s investor relations website (https://www.nokia.com/about-us/investors/), or by emailing Nokia’s investor relations department (investor.relations@nokia.com).

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933.

Cautionary Note Regarding Forward-Looking Statements

Certain statements contained in this communication may be characterized as forward-looking under the Private Securities Litigation Reform Act of 1995. These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially. Statements in this communication that are forward-looking may include statements regarding: (1) the Transaction; (2) the expected timing of the closing of the Transaction; (3) considerations taken into account in approving and entering into the Transaction; (4) the anticipated benefits to, or impact of, the Transaction on Infinera’s businesses; and (5) expectations for Infinera following the closing of the Transaction. There can be no assurance that the Transaction will be consummated. Risks and uncertainties that could cause actual results to differ materially from those indicated in the forward-looking statements, in addition to those identified above, include: (1) the possibility that the conditions to the closing of the Transaction are not satisfied, including the risk that required approvals from Infinera’s stockholders for the Transaction or required regulatory approvals to consummate the Transaction are not obtained, on a timely basis or at all; (2) the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; (3) possible disruption related to the Transaction to the current plans, operations and business relationships of Infinera, including through the loss of customers and employees; (4) the amount of the costs, fees, expenses and other charges incurred by Infinera related to the Transaction; (5) the possibility that the stock price of Infinera could fluctuate during the pendency of the Transaction and may decline if the Transaction is not completed; (6) the possible diversion of management’s time and attention from ongoing business operations and opportunities; (7) the response of competitors and other market participants to the Transaction; (8) potential litigation relating to the Transaction; (9) uncertainty as to the timing of completion of the Transaction and the ability of each party to consummate the Transaction; and (10) the other risks and uncertainties detailed in the periodic reports that Infinera files with the SEC. All forward-looking statements in this communication are based on information available to Infinera as of the date of this communication, and, except as required by law, Infinera does not assume any obligation to update the forward-looking statements provided to reflect events that occur or circumstances that exist after the date on which they were made.